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08026707

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

SEC FILE NUMBER
8- 53300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Northwinds Marketing Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 North First Street, Suite 325
(No. and Street)

Minneapolis (City) MN (State) 55401-1480 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah L. Barnett 612-718-8085
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, Heutmaker, Zibell & Co., P.L.L.P.
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive, Suite 800 (Address) Minneapolis (City) MN (State) 55344 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/19/08

OATH OR AFFIRMATION

I, ___Deborah L. Barnett_____________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Northwinds Marketing Group LLC____, as of ___December 31______________________________, 2007___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

___Chief Financial Officer_______________

Title

Notary Public

NAYAN P. GHELANI
COMM. #1539950
Notary Public - California
Riverside County
My Comm. Expires Dec. 31, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northwinds Marketing Group LLC

Statement of Financial Condition

December 31, 2007

Contents

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of Accounting Firms with Offices in Principal Cities
IGAF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member and Board of Directors
Northwinds Marketing Group LLC

We have audited the accompanying statement of financial condition of Northwinds Marketing Group LLC (the LLC) as of December 31, 2007. This statement of financial condition is the responsibility of the LLC's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain easonable assurance about whether the financial statements are free of material misstatement. An audit ncludes consideration of internal control over financial reporting as a basis for designing audit rocedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on he effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no uch opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and isclosures in the financial statements, assessing the accounting principles used and significant estimates nade by management, as well as evaluating the overall financial statement presentation. We believe hat our audit provides a reasonable basis for our opinion.

n our opinion, the statement of financial condition referred to above presents fairly, in all material espects, the financial position of Northwinds Marketing Group LLC as of December 31, 2007, in onformity with accounting principles generally accepted in the United States.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

inneapolis, Minnesota
ebruary 15, 2008

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Northwinds Marketing Group LLC

Statement of Financial Condition

December 31, 2007

ASSETS	
Cash	$ 123,334
Restricted cash – reverse repurchase agreement	477,147
Accounts receivable	16,137
Prepaid expenses	17,434
Total current assets	634,052
Furniture and equipment	306,676
Leasehold improvements	435,522
Total property and equipment	742,198
Less accumulated depreciation	729,578
Net property and equipment	12,620
Total assets	$ 646,672
LIABILITIES AND MEMBER CAPITAL	
Accounts payable and accrued expenses	$ 3,941
Total current liabilities	3,941
Member capital	642,731
Total liabilities and member capital	$ 646,672

otes to the Financial Statements are integral part of the Statement.

Northwinds Marketing Group LLC

Notes to Statement of Financial Condition

December 31, 2007

1. Organization

Northwinds Marketing Group LLC (the LLC) is organized under the laws of the State of Delaware as a limited liability company to provide product sales and client service functions to investment management firms and their clients in the institutional defined benefit marketplace. The LLC is registered with the Securities and Exchange Commission (SEC) and the newly formed Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD), as an introducing broker-dealer firm. The LLC is engaged in private placements of direct participation programs and limited partnership interests to institutional retirement plans and operates under the requirements of the Securities Exchange Act of 1934. The LLC will continue indefinitely, unless terminated as provided for in the membership agreement (the Agreement).

The LLC is wholly owned by Cube Marketing Group LLC (Cube). Three of the four full-time employees of he LLC is also a member of Cube. The Senior Management Team is comprised of three LLC employees vho are responsible for the day-to-day operation and management of the LLC.

. Significant Accounting Policies

<u>ccounting Estimates</u>

Ianagement uses estimates and assumptions in preparing these financial statements in accordance with ccounting principles generally accepted in the United States of America. Those estimates and ssumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and abilities, and the reported revenues and expenses. Actual results could differ from those estimates.

<u>evenue Recognition</u>

ales and servicing fee revenue is recognized monthly based on estimated quarterly management fees iarged to clients of each respective investment manager. Placement fees from the sale of direct rticipation programs and/or limited partnership interests are recognized at the time the client signs a bscription agreement with the general partner of the fund.

Northwinds Marketing Group LLC

Notes to Statement of Financial Condition

December 31, 2007

Cash and Restricted Cash

The LLC maintains its accounts at one financial institution. At times throughout the year, the LLC's cash balances, which includes cash invested in overnight repurchase contracts, exceeded amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. At December 31, 2007, the overnight repurchase balance was $477,147. The LLC does not believe it is exposed to any significant credit risk on cash and equivalents.

Accounts Receivable

Accounts receivable are recorded at their estimated net realizable value, net of an allowance for doubtful accounts. The LLC extends credit to customers in the normal course of business. Management performs on-going credit evaluations of customers and maintains allowances for potential credit losses when required. At December 31, 2007, the LLC believes all receivables are fully collectible and no allowance for doubtful accounts is deemed necessary.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the associated assets from three to seven years. Amortization of leasehold improvements is provided on a straight-line basis over the estimated useful lives of the leasehold improvements or the remaining lease term, whichever is lesser, which amounts to three to five years.

Fair Value of Financial Instruments

The carrying value of cash and restricted cash approximates fair value.

Income Taxes

The LLC is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes. Instead its earnings and losses are included in the income tax returns of its member. Therefore, no provision or liability for Federal or State income taxes has been included in these financial statements.

Northwinds Marketing Group LLC

Notes to Statement of Financial Condition

December 31, 2007

4. Transactions with Customers

The LLC operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). The LLC does not hold customer funds or safekeeping customer securities. The LLC contracts with investment managers to market and service their investment management products. For this service, the LLC earns sales and servicing fees, which it accrues according to individual service agreements.

5. Net Capital Requirements

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital requirements (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires the ratio of aggregate indebtedness to the net capital of operations, both as defined, not to exceed 15 to 1. At December 31, 2007, the LLC had net capital of $119,393, which was $114,393 in excess of the amount required at that date. The LLC's ratio of aggregate indebtedness to net capital was .033 to 1.

6. Lease Obligations

The LLC leases office space on a month to month basis under a cancelable lease. Rent expense and related occupancy expenses were $61,843 for the year ended December 31, 2007.

7. Employee Benefits

The LLC maintained a qualified profit sharing plan, which covered substantially all of its full-time employees who have met time-in-service requirements. The plan includes a mandatory minimum contribution by the LLC subject to IRS compensation and contribution limits. In addition, the LLC may contribute additional amounts to the plan at its discretion, based on its profits for the year. The contributions to the plan for the year ended December 31, 2007 were $37,733, net of plan forfeitures.

8. Significant Concentrations

The LLC contracts with certain investment managers to sell and service their investment management products to institutional retirement plans. The LLC's largest relationship is with RiverSource Investments LLC (formerly known as American Express Asset Management Group Inc.), which was the majority member of the LLC until April 2005. Sales and servicing compensation is paid at the levels specified in the contractual agreement, subject to no minimum or maximum. Sales and servicing compensation from RiverSource totaled $743,649 and represents approximately 75% of the LLC's sales and servicing revenue for the year ended December 31, 2007. Sales and servicing compensation from another investment manager totaled $200,000 and represents approximately 20% of the LLC's sales and servicing revenue for the year ended December 31, 2007.

Sales and servicing compensation receivable from two other investment managers represents $12,465 (77%) and $3,673 (23%) of accounts receivable at December 31, 2007.

END